U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated September 7, 2006

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as Exhibit 99.1 to this Form 6-K is a Statement Regarding Possible Offer, dated September 7, 2006 (“Statement”), filed by the Registrant with the Alternative Investment Market (AIM) of the London Stock Exchange plc (the “Exchange”), where the Registrant’s ordinary shares are admitted to trading. The Statement was required to be released by the rules of the Exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Registrant makes certain forward looking statements in this Form 6-K including in the Statement attached hereto as Exhibit 99.1, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the Registrant’s possible acquisition and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. To comply with the terms of the safe harbor, the Registrant notes that a variety of factors could cause its actual results and experience to differ substantially from the anticipated results or other expectations expressed in the Registrant’s forward looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this Form 6-K and Exhibit 99.1, as well as statements containing phrases such as “there can be no certainty,” forward looking statements are being made. The forward looking statements in the Statement speak as of the date of the Statement.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of the Registrant’s business and could cause future outcomes to differ materially from those set forth in the forward looking statements. These statements are based on the Registrant’s current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, but not limited to, the risks and uncertainties referred to under “Item 3. Key Information - Risk Factors,” and elsewhere within the Registrant’s Form 20-F for the year ended December 31, 2005 and in other of the Registrant’s filings with the Securities and Exchange Commission.

New risk factors emerge from time to time and it is not possible for the Registrant to predict all such risk factors, nor can the Registrant assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to the Registrant’s forward looking statements as an indication of its actual future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 12, 2006

WORLD GAMING PLC

By:	/s/ David James Naismith
Name:	David James Naismith
Title:	CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Statement Regarding Possible Offer, dated September 7, 2006